Mail Stop 3010

August 5, 2009

Mr. Alan Weichselbaum
Chief Financial Officer
Jesup & Lamont, Inc.
650 Fifth Avenue, Third Floor
New York, NY 10019

> **Re:** **Jesup & Lamont, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-31292**

Dear Mr. Weichselbaum:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Our Company, page 11

1.   Please revise future filings to reflect the correct SEC mailing address of 100 F Street, N.E., Washington, DC 20549.

Critical Accounting Policies, page 21

2.   In future filings, revise to include a discussion of your accounting for securities at fair value and share-based compensation in your discussion of critical accounting

policies. Your disclosure should address the types of assumptions underlying the most significant and subjective estimates, sensitivity of those estimates to deviations of actual results from management's assumptions, and circumstances that have resulted in revised assumptions in the past. Refer to SEC Interpretive Release No. 33-8350. The disclosure should clarify the extent to which dealer quotes and modeling are utilized in the determination of fair value. Further, you should discuss the extent to which adjustments are made to dealer quotes and the basis for those adjustments. In addition you should discuss how the accuracy of your models is evaluated. Please provide us with your proposed disclosure.

3.   Please expand the disclosure of your critical accounting policies, including your procedures for evaluating potential goodwill impairment, recognition of a valuation allowance against deferred tax assets, and other critical accounting policies as applicable, to discuss the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please provide us with your proposed disclosures.

4.   In future filings, please reconcile your disclosure that you perform a quarterly impairment test for goodwill and other intangible assets with your disclosure in Note 2 to your consolidated financial statements that this test is performed on an annual basis.

Liquidity and Capital Resources, page 28

5.   We note that cash used in operations has significantly increased during the last two years, continuing into the first quarter of 2009. In light of this trend, please revise your disclosure in future filings to provide a more robust discussion of the material components driving net operating cash and how changes therein affect your ability to manage your liquidity at the holding company level. Please evaluate separately your ability to meet upcoming cash requirements over both the short and long term. In addition, please provide your proposed future disclosures in your response. Refer to SEC Interpretive Release No. 33-8350.

6.   Please tell us how you concluded that your net cash and liquid assets totaling approximately $2.1 million at December 31, 2008 and capital financings of approximately $4.0 million completed in early 2009 will be sufficient to meet your anticipated cash needs for working capital and capital expenditures for the remainder of 2009. In your response, please address how you considered the continued increase in cash used in operating activities in 2008 and the first quarter of 2009, liabilities due within one year totaling approximately $9.9 million as of December 31, 2008, and your intention to raise additional equity capital in 2009 for working capital.

Tabular Disclosure of Contractual Obligations, page 30

7.   In future filings, please revise your tabular presentation of contractual obligations
        to include your interest commitments under your interest-bearing debt in this
        table, or provide textual discussion of this obligation below the table. If you
        provide a textual discussion, the discussion should quantify the interest payments
        using the same time frames stipulated in the table. Regardless of whether you
        decide to include interest payments in the table or in textual discussion below the
        table, you should provide appropriate disclosure with respect to your assumptions
        of your estimated variable rate interest payments.

Recently Issued Accounting Pronouncements Not Yet Effective, page 30

8.   In future filings, please include a discussion of the impact that adoption of
        recently issued accounting standards is expected to have on your financial
        statements, unless not known or reasonably estimable. In that case, a statement to
        that effect may be made. See SAB Topic 11M.

Item 9A. Controls and Procedures, page 34

9.   We note your disclosure regarding your disclosure controls and procedures that as
        of the end of the period, you had a material deficiency regarding your internal
        controls. Please revise your disclosure to clearly state whether your disclosure
        controls and procedures are effective or ineffective. This comment also applies to
        your Form 10-Q for the period ended March 31, 2009.

10.   In light of your conclusion that your disclosure controls and procedures were not
        effective as of December 31, 2008, please tell us, and to the extent applicable
        disclose in future filings, the basis for your conclusion that your internal control
        over financial reporting was nonetheless effective as of December 31, 2008.

Report of Independent Registered Public Accounting Firm, page F-2

11.   The report issued by your independent registered public accounting firm does not
        include a typed form of their signature. Please confirm that you received a signed
        audit report prior to the filing of your Form 10-K in accordance with Item 302 of
        Regulation S-T. In addition, please confirm you will comply with Item 302 of
        Regulation S-T in future filings and include typed signatures on auditors' reports
        or amend this Form 10-K to comply if it is incorporated by reference into any
        transactional filing.

12.   It appears you have changed principal accountants but have not provided
        disclosures pursuant to Item 304 of Regulation S-K. Please file a Form 8-K
        containing Item 4.01 disclosures, or tell us why you have concluded that such

disclosure is not required. Refer to the "General Instructions" of Form 8-K and the "Information To Be Included In The Report" for Item 4.01 of Form 8-K.

13.   We note you have not provided the audit opinion of your prior independent registered public accounting firm in your Form 10-K. Please amend to include the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007 included in your filing.

14.   Please tell us how you determined you were not required to file a consent from your auditor related to their report on your 2008 audited financial statements.

Notes to Consolidated Financial Statements, page F-10

Note 3. Marketable Securities Owned and Securities Sold, But Not Yet Purchased

15.   In future filings, please include the following disclosures, as required by paragraph 32 of SFAS No. 157, and provide us with your proposed disclosures:
- In annual periods only, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.
- For fair value measurements using significant unobservable inputs (Level 3), a description of where related gains or losses included in earnings are reported in the statement of income, and the amount of the total gains or losses for the period included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income.

Note 7. Intangible Assets, page F-16

16.   Please tell us, and disclose in future filings, your accounting policies related to reviewing intangible assets that are subject to amortization and intangible assets other than goodwill that are not subject to amortization for impairment and the results of those assessments. See paragraphs 15 and 17 of SFAS No. 142.

17.   We note your statement that you have one reporting unit for the test of impairment. We also note the discrepancy between the disclosed carrying value of your JLSC reporting unit and your consolidated net assets as of December 31, 2008. In this regard please tell us:
- What your reporting units are.
- How you determined your reporting units under paragraph 30 of SFAS 142.
- How you determined that all of your intangible assets, including those related to your Long Island office acquisition, should be allocated to the JLSC reporting unit.
- How you allocated notes payable among the reporting units.

18.   We note your disclosure on page 22 that the fair value of each reporting unit is estimated using a discounted cash flow methodology. Please tell us what consideration you gave to using quoted market prices of your common stock as a basis for the measurement of fair value. See paragraph 23 of SFAS No. 142.

19.   Please provide us with a comprehensive discussion of the basis for each of the major assumptions relating to revenue growth, direct costs, and operating expenses used in your JLSC valuation analysis by forecast year. In your response, specifically address how you concluded that the nominal revenue growth rates in 2009 and 2010 are reasonable in light of the 24.9% decrease in revenues in the year ended December 31, 2008 as compared to the prior year, and the 45.7% decrease in revenues in the quarter ended March 31, 2009 as compared to the prior year quarter.

Note 14. Gain on Settlements, page F-20

20.   Please tell us how you determined it was appropriate to record a gain in the amount of $806,744 related to the May 2008 settlement agreements with two former officers and how you accounted for the related transfer of rights to certain investment banking engagements, citing the accounting literature upon which you relied. Include in your response a discussion of how you determined that the return of 524,118 shares of your common stock was not a treasury stock transaction subject to the provisions of APB Opinion No. 9, paragraph 28, and APB Opinion No. 6, paragraphs 12 and 13.

Note 16. Stock Options, page F-25

21.   Please reconcile for us your tabular disclosure that no stock options were exercised in the year ended December 31, 2008 with your disclosure in your consolidated statements of changes in stockholders' equity that 214,844 options were exercised during that same period.

22.   In future filings, please include all disclosures required by SFAS No. 123(R), including the following:
   • The total intrinsic value of options exercised and the total fair value of shares vested during the year.
   • For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value of both options outstanding and options currently exercisable.
   • A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including the method used to estimate both the expected term of share options and the expected volatility of the shares.

- As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Form 10-Q for the Period Ended March 31, 2009

Note 5. Notes Payable, page 10

23.   We note your disclosure that the $1,049,450 note payable matured on April 2, 2009, and that you are in discussions with Fifth Third Bank regarding extension of the note. In future filings, please discuss the potential impact to your operating results, liquidity, and financial condition should you not be able to obtain an extension or alternative financing to repay this note.

Note 13. Income Taxes, page 14

24.   We note your statement that you are evaluating the need to provide an additional valuation allowance. Please tell us, and disclose in future filings, your conclusion as to whether it is more likely than not that the net deferred tax assets will be realized. In addition, in light of your history of pre-tax losses, please provide us with and include detailed disclosures in future filings as to how you determined it is more likely than not that you will realize your deferred tax assets. In this regard, please address each of the following points in your disclosures:

- Provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109. You should discuss the significant estimates and assumptions used in your analysis. You should also discuss how you determined the amount of the valuation allowance to record.
- Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
- Include an explanation of the anticipated future trends included in your projections of future taxable income.
- Discuss the implications of the $600,000 per year limitation on deductibility of net operating losses and how this was considered in the determination of the adequacy of the valuation allowance.

Item 4T. Controls and Procedures, page 23

25.   Please revise to include management's assessment of the effectiveness of your
        internal control over financial reporting as of the end of the most recent period,
        including a statement as to whether or not internal control over financial reporting
        is effective.

Exhibits 31.1 and 31.2

26.   We note that you refer to the "quarterly report" instead of "report" in paragraphs
        2, 3, and 4(a), you replaced the word "registrant" with "small business issuer" in
        paragraph 4(a), and you omitted the phrase "(the registrant's fourth fiscal quarter
        in the case of an annual report)" in paragraph 4(d) of your certifications. Please
        confirm to us in writing that all future certifications will conform to the exact
        language required by Item 601(b)(31) of Regulation S-K.

                                            *****

        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant